Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

May 23, 2007

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

FOR IMMEDIATE RELEASE

Barclays Launches New iPathSM CBOE S&P 500 BuyWrite Index Exchange Traded Note

The BuyWrite strategy may help offset losses from downside equity market performance in a single trade

New York, NY (May 23, 2007) – Barclays Bank PLC and the Chicago Board Options Exchange® (CBOE®) announced today the launch of the iPathSM CBOE S&P 500 BuyWrite Index Exchange Traded Note (ETN) on the American Stock Exchange under the ticker symbol BWV. It is the first iPath ETN to offer investors exposure to the CBOE S&P 500 BuyWrite Index (BXMSM), less applicable fees. The index tracks the total return of a hypothetical buy write, or covered call strategy, on the S&P 500® Index.

Historically, the CBOE S&P 500 BuyWrite Index has generated comparable returns to the S&P 500® Index but with two-thirds the risk. This strategy can help reduce volatility in an investor’s stock portfolio by providing premium income from written call options that can, to a limited extent, offset losses from downside market performance in the equity portfolio on which the options are sold.

“The new iPathSM ETN assists investors in getting a simple, transparent, cost* and tax efficient** exposure to the CBOE S&P 500 BuyWrite Index,” said Philippe El-Asmar, Managing Director and Head of Investor Solutions, Americas, at Barclays Capital.

“CBOE is pleased to see continued recognition of the CBOE S&P 500 BuyWrite Index, the first major benchmark for options-related performance, and the winner of the Most Innovative Benchmark Index distinction at the Super Bowl of Indexing conference,” said Edward Provost, CBOE Executive Vice President, Business Development. “The BXM Index is a valuable tool for investors who wish to explore ways to provide incremental income that could potentially boost risk-adjusted returns and provide a cushion against downside losses.”

The iPathSM CBOE S&P 500 BuyWrite Index ETN is a senior, unsecured, unsubordinated debt security linked to the performance of an index and issued by Barclays Bank PLC. iPath ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees. Subject to requirements described in the applicable pricing supplement, the Securities may be redeemed weekly from the Issuer in large, institutional blocks (typically, 50,000 units).

The pricing supplements can be found on the SEC website at:

http://www.sec.gov/Archives/edgar/data/312070/000119312507120898/d424b3.htm

Several Barclays companies worked together to create this success. Barclays Bank PLC is the issuer; Barclays Capital Inc. is the issuer’s agent; and Barclays Global Investors Services (BGIS), an affiliate, assists in the promotion of iPath ETNs to intermediaries.

*	iPath ETNS typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

**	The sales redemption or maturity of the Securities will generate tax consequences. For a more complete description, please see the description of the US federal income tax treatment in the applicable pricing supplement at http://www.iPathETN.com.

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalization. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. We move, lend, invest and protect money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

iPath ETNS

For further information about the iPath ETNs go to: http://www.iPathETN.com

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

The S&P 500® Index is a trademark of The McGraw-Hill Companies, Inc. and is under license from Standard & Poor’s. CBOE and Chicago Board Options Exchange are registered trademarks and BuyWriteSM and BXMSM are trademarks or servicemarks of Chicago Board Options Exchange, Incorporated (CBOE). The methodology of the CBOE S&P 500 BuyWrite Index is owned by CBOE and may be covered by one or more patents or pending patent applications. The Securities are not sponsored, endorsed, sold or promoted by S&P or CBOE and S&P and CBOE make no representation regarding the advisability of investing in the Securities.

© 2007 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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